08025356

ED STATES
:XCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 19 2008
Washington, DC
110

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 065778 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shareholders Service Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9845 Erma Road Suite 312
(No. and Street)

San Diego (City) California (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mangan (858)530-1031
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Peter Mangan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shareholders Services Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 24TH day of JAN, 2008.

[signature]
Notary Public

[signature]
Signature

President & CEO
Title

ANDREW A. PRENTISS
COMM. # 1718307
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 19, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRD 125226



**Shareholders Service Group, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2007**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Shareholders Service Group, Inc.:

We have audited the accompanying statement of financial condition of Shareholders Service Group, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shareholders Service Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 11, 2008

*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

**Shareholders Service Group, Inc.**
**Statement of Financial Condition**
**December 31, 2007**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 284,859 |
| Deposits at clearing organization | 100,000 |
| Accounts receivable | 14,217 |
| Marketable securities, at market | 8,174 |
| Prepaid expenses | 9,056 |
| Furniture, fixtures, and equipment, net | 43,273 |
| Intangible assets, net | 4,028 |
| **Total assets** | $ 463,607 |

**Liabilities and Stockholders' Equity**

**Liabilities**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 24,821 |
| Payable to shareholder | 2,645 |
| Employee compensation and benefits payable | 150,218 |
| **Total liabilities** | 177,684 |

**Stockholders' equity**

| | |
|---|---|
| Common stock, $1 par value, 1,000,000 shares authorized, 164,372 issued and outstanding | 161,375 |
| Additional paid-in capital | 280,968 |
| Accumulated deficit | (156,420) |
| **Total stockholders' equity** | 285,923 |
| **Total liabilities and stockholders' equity** | $ 463,607 |

*The accompanying notes are an integral part of these financial statements.*

**Shareholders Service Group, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2007**

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 1,260,247 |
| Interest and dividends | 32,010 |
| Other income | 151,222 |
| Net dealer inventory and investment gains (losses) | 9,415 |
| **Total revenue** | 1,452,894 |
| **Expenses** | |
| Employee compensation and benefits | 1,199,193 |
| Occupancy | 27,949 |
| Communications and data processing | 14,670 |
| Other operating expenses | 196,632 |
| **Total expenses** | 1,438,444 |
| **Income (loss) before income tax provision** | 14,450 |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ 13,650 |

*The accompanying notes are an integral part of these financial statements.*

## Shareholders Service Group, Inc.
## Statement of Changes in Stockholders' Equity
## For the Year Ended December 31, 2007

| | Common Stock | Additional Paid-in Capital | (Accumulated Deficit) | Total |
|---|---|---|---|---|
| Balance at December 31, 2006 | $ 161,375 | $ 280,968 | $ (151,517) | $ 290,826 |
| Distributions | – | – | (18,553) | (18,553) |
| Net income (loss) | – | – | 13,650 | 13,650 |
| Balance at December 31, 2007 | $ 161,375 | $ 280,968 | $ (156,420) | $ 285,923 |

*The accompanying notes are an integral part of these financial statements.*

**Shareholders Service Group, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2007**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 13,650 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 7,592 | |
| Amortization | 8,055 | |
| (Increase) decrease in: | | |
| Accounts receivable | (5,904) | |
| Marketable securities | 40,474 | |
| Prepaid expenses | (3,594) | |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | 732 | |
| Payable to clearing organization | (4,893) | |
| Payable to shareholder | 2,645 | |
| Employee compensation and benefits payable | 111,748 | |
| Total adjustments | | 156,855 |
| **Net cash and cash equivalents provided by operating activities** | | 170,505 |
| **Cash flows from investing activities:** | | |
| Purchase of furniture, fixtures and equipment | (42,500) | |
| **Net cash and cash equivalents (used in) investing activities** | | (42,500) |
| **Cash flows from financing activities:** | | |
| Distributions | (18,553) | |
| **Net cash and cash equivalents provided by financing activities** | | (18,553) |
| **Net increase (decrease) in cash and cash equivalents** | | 109,452 |
| **Cash and cash equivalents at beginning of year** | | 175,407 |
| **Cash and cash equivalents at end of year** | | $ 284,859 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 35 | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

**Shareholders Service Group, Inc.**
**Notes to Financial Statements**
**December 31, 2007**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Shareholders Service Group, Inc. (the "Company"), was incorporated in the State of California on September 30, 2002. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer securities, and trades on a fully disclosed basis through Pershing, LLC. Commission income is derived from securities transactions and other securities fees.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company's investments in marketable securities are held principally for the purpose of performing transaction demonstrations and proprietary investments. These securities are valued at market value on the statement of financial condition. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts.

Furniture, fixtures and equipment are stated at cost. The Company depreciates its furniture, fixtures and equipment using the straight line method of depreciation over their useful lives of five (5) to seven (7) years.

**Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Intangible assets consist of organization and pre-operating costs, and are being amortized on a straight-line basis over 60 months.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1372-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

**Note 2: MARKETABLE SECURITIES, AT MARKET**

Marketable securities consist of exchange traded securities with the fair market value of $8,174. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gains of $272, and realized gains of $9,143

**Note 3: FURNITURE, FIXTURES, AND EQUIPMENT, NET**

The furniture, fixtures, and equipment are recorded at cost.

| | | Depreciable Life Years |
|---|---|---|
| Furniture and fixtures | $ 1,780 | 7 |
| Equipment | 71,944 | 5 |
| | 73,724 | |
| Less accumulated depreciation | (30,451) | |
| Furniture, fixtures, and equipment, net | $ 43,273 | |

Depreciation expense for the year ended December 31, 2007, was $7,592

**Note 4: DEPOSIT WITH CLEARING ORGANIZATION**

The Company has a brokerage agreement with Pershing LLC, A BNY Securities Group ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2007, includes interest earned for a deposit total of $100,000.

**Note 5: INTANGIBLE ASSETS, NET**

Intangible assets at December 31, 2007, are carried at cost and consist of the following

| | | Amortization Periods |
|---|---|---|
| Pre-operating costs | $ 38,756 | 5 years |
| Organization costs | 1,520 | 5 years |
| | 40,276 | |
| Less accumulated amortization | (36,248) | |
| Organization costs, net | $ 4,028 | |

Amortization expense for the year ended December 31, 2007, was $8,055.

**Note 6: INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

**Note 7: RENT EXPENSE**

The Company entered into an operating lease on December 4, 2003, which is set to expire on June 30, 2008. Current year rent expense consists of the following:

| | |
|---|---|
| Office rent | $ 27,949 |

**Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>**

*Accounting for Certain Hybrid Financial Instruments*

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

*Accounting for Uncertainty in Income Taxes*

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

*Fair Value Measurements*

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

**Note 8 RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

*Retirement Plans*

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

*Fair Value Option*

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

**Note 9: NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $214,071 which was $164,071 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($177,684) to net capital was 0.83 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Shareholders Service Group, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2007**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholders' equity** | | |
| Common stock | $ 161,375 | |
| Additional paid-in capital | 280,968 | |
| Accumulated deficit | (156,420) | |
| **Total stockholders' equity** | | $ 285,923 |
| Less: Non-allowable assets | | |
| Accounts receivable | (14,217) | |
| Intangible assets, net | (4,028) | |
| Furniture, fixtures & equipments, net | (43,273) | |
| Prepaid expenses | (9,056) | |
| Total adjustments | | (70,574) |
| **Net capital before haircuts** | | 215,349 |
| Less: Haircuts and undue concentration | | |
| Haircuts on securities | (1,278) | |
| Total adjustments | | (1,278) |
| **Net capital** | | 214,071 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 11,846 | |
| Minimum dollar net capital required | 50,000 | |
| Net capital required (greater of above) | | 50,000 |
| **Excess net capital** | | $ 164,071 |
| Ratio of aggregate indebtedness to net capital | 0.83: 1 | |

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 Report dated December 31, 2007.

*See independent auditor's report.*

**Shareholders Service Group, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2007**

A computation of reserve requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Shareholders Service Group, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2007**

Information relating to possession or control requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Shareholders Service Group, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2007**

Board of Directors
Shareholders Service Group, Inc.:

In planning and performing our audit of the financial statements of Shareholder Service Group, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 11, 2008



END